Strategic positioning

PURSUING A MORE FOCUSED STRATEGY

Our revised strategy aims to have a greater focus on value realisation for our stakeholders, sustainable growth and improved business sustainability as well as enhanced cash generation. The Chemicals Business will grow by meeting evolving consumer needs, including the demands of a growing and urbanising middle class. It will focus its activities on specialty chemicals where it has differentiated capabilities and strong market positions that can be expanded over time. The Energy Business will position to be responsive to global trends by providing new energy and mobility solutions over time, pursuing greenhouse gas emission reductions through growth in gas and renewables, and higher cash generation.

POSITIONING FOR A MORE RESILIENT FUTURE SASOL

with a focus on growing specialty chemicals globally and advancing energy solutions in Southern Africa

OUR VISION To be a leading integrated and global chemical and energy company, proudly rooted in our South African heritage, delivering superior value to our stakeholders.

OUR STRATEGY

	Chemicals	Energy
	Source, manufacture and market chemical products globally. In addition, this business will transform the portfolio towards specialties and accelerate high-value growth by extending market-leading positions using existing assets and new investments in the US and China	Work to secure feedstock, maintain safe and reliable operations while reducing its footprint and supply sustainable energy products in Southern Africa
	Leveraging integrated value chains for high-value returns	Strong cash generator with stable long term profile
Focus areas	• Align our business with powerful megatrends • Transform our portfolio towards specialty products • Earn the right to accelerate high value growth • Aggressively drive excellence in all we do	• Improve economic value and cost competitiveness • Reduce the carbon footprint of our facilities • Secure affordable gas supply and implement renewables • Higher margins in fuel retail business • Identify sustainable lower-carbon growth options
Competitive advantages	• Broadest integrated alcohols and surfactants portfolio • Leader in specialty aluminas tailored for specific customer needs • Strong brand reputation in essential care chemicals • Select regional assets with competitive feedstock	• High cash generating assets • South Africa gas off-taker with capabilities across the integrated value chains • Respected Southern African brand with long term mutually beneficial partnerships

Enabled by:

High-performing people | Highest level of governance and ethics | Risk management | Community engagement

Supported by our sustainability focus areas:

- Safe and enduring operations
- Minimising our environmental footprint
- Resilience in lower-carbon future
- Growing shared value

OUR DEFINITION OF VICTORY

To deliver sustainable returns over the long term to all our stakeholders.

HOW OUR STRATEGY CHANGED

We removed upstream oil exploration and production as a growth area in our Energy Business and have expanded the role that we see for gas in our portfolio. While still part of our integrated energy value chain, Mining will not pursue any new investments in coal. We will continue work to incrementally expand margins in our retail business, mainly through organic means.

Strategic positioning PURSUING A MORE FOCUSED STRATEGY (continued) We will deliver on our strategy over three time horizons. In the next two years, we must take decisive actions to restore financial stability and in parallel reset the Group to be globally competitive in a low oil price environment. HAVING WHAT IT TAKES Based on our track record over the past 70 years, we have the capabilities and competencies to deliver sustainable value in these two core businesses. In Energy, we will leverage our integrated value chain and strong cash generating assets to deliver enhanced returns and use our leading position in gas to grow in the region. In Chemicals, our broad range of integrated alcohols and surfactants, specialty alumina products and our track record of collaborative innovation with customers position us to win in specialty markets. COMMITTED TO ENSURING STRATEGIC DELIVERY Our clearly laid out ambitions are not without risk and uncertainties. Securing affordable gas supply to transition our South African value chain is a key driver for long-term viability. In addition, having capital available for growth is a key success factor to grow our Chemicals Business. To successfully meet our aspirations of Future Sasol and achieve our long term goals we will have to reset the Group to be competitive in a lower oil price environment. 2023 - 2025 2025 onwards 2020 - 2022 Deliver on promises and return value to shareholders Step-up growth to deliver on long-term strategic ambitions Address short-term financial needs • Accelerate asset disposals and urgently deliver Future Sasol to reset the Group before 2022 • Safely ramp-up LCCP units to expected value • Stabilise business operations to pre-COVID-19 levels, focus on increased value extraction • Sustainable reduction of working capital and sustenance capital • Conserve cash to deleverage the balance sheet and reduce operating cost sustainably • Deliver affordable gas supply to our operations from 2024, when we expect our supply from existing fields in Mozambique to start declining • Focus on value extraction and organic growth of integrated value chains • Achieve emission reductions and air quality goals • Portfolio enhancement through strategic acquisitions, mergers or partnerships • Effectively introduce gas in wider Southern Africa and renewables solutions • Position our Energy Business to lead the energy transition in Southern Africa • Establish Sasol as notable global special chemicals player Aimed at aligning with the UN SDGs In October 2019, we announced our absolute medium-term GHG emission reduction target to 2030. To support the achievement of this target, we developed an emission reduction roadmap and, in parallel, updated our strategy by considering a range of scenarios that cover a variety of possible future outcomes. While none of us can be certain which path the energy transition will take, we are confident that this honed strategy is more consistent with the Paris Agreement goals and are pleased with the progress made in 2020, including several initiatives, details of which are in our Climate Change Report. CCR The role of the Board We were guided in our strategy development by the Board. In 2020, the Board met twice to consider Sasol’s operating context and the execution of strategy in a highly volatile macroeconomic environment. Directors reviewed the Group’s emission reductions target to 2030 and the roadmap to achieving the target, considering the impact on society and business continuity. In May 2020, the Board endorsed the updated strategy which is aligned with the energy transition and powerful megatrends. The strategy aims to deliver sustainable returns to all stakeholders in the long term. Our capital allocation principles remain unchanged. Our immediate priorities are to strengthen the balance sheet, reducing net debt to EBITDA to below 1,5 times and reintroducing the dividend. Supporting the second phase of strategy execution, capital will be allocated to deliver on our commitments on GHG emission reductions and smaller value-accretive organic and merger and acquisition (M&A) growth opportunities. It is only in the third phase that capital will be allocated for larger growth opportunities competing with special dividends or share buy backs.